EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

Parent Company	Subsidiary Company	Jurisdiction of Incorporation
Portec Rail Products, Inc.	Salient Systems, Inc.	United States
Portec Rail Products, Inc.	Portec Rail Nova Scotia Company	Canada
Portec Rail Nova Scotia Company	Portec, Rail Products Ltd.	Canada
Portec, Rail Products Ltd.	Kelsan Technologies Corp.	Canada
Kelsan Technologies Corp.	Kelsan Technologies (USA), LLC	United States
Kelsan Technologies Corp. Kelsan Technologies Corp.	Kelsan Technologies (Europe) Limited Kelsan Holdings, Inc.	United Kingdom United States
Kelsan Technologies Corp.	JAM Enterprises, Inc.	United States
Portec Rail Products, Inc.	Portec Rail Products (UK) Ltd.	United Kingdom
Portec Rail Products (UK) Ltd.	Torvale Fisher 2000 Ltd.	United Kingdom
Portec Rail Products (UK) Ltd.	Torvale Fisher Ltd.	United Kingdom
Portec Rail Products (UK) Ltd.	Whitehough Engineering Ltd.	United Kingdom
Portec Rail Products (UK) Ltd.	Conveyors International Ltd.	United Kingdom